Exhibit 99.1

Mountain Province Diamonds

Gahcho Kué

Moving Gahcho Kué into Production

Mountain Province

Corporate Profile

Mountain Province Diamonds is a Canadian diamond development company headquartered in Toronto, Ontario. The Company’s primary asset is its 49 percent interest in Gahcho Kué, one of Canada’s largest high grade diamond deposits. This interest is held through the Gahcho Kué Joint Venture with De Beers Canada (51 percent).

The Gahcho Kué Project is a highly diamondiferous primary kimberlite cluster located at Kennady Lake, approximately 300 kilometres northeast of Yellowknife in Canada’s Northwest Territories. Gahcho Kué is the largest diamond mine under development in the Western world, and has the potential to become one of Canada’s major diamond mines.

Mission

Mountain Province plans to maximize shareholder value through the optimal permitting, development, construction and operation of the Gahcho Kué diamond mine.

Stock Exchange Information

Mountain Province trades on the Toronto Stock Exchange (TSX: MPV) and the New York Stock Exchange (NYSE AMEX: MDM).

Mountain Province Diamonds

Gahcho Kué

2009 ANNUAL REPORT

December 31, 2009

Moving Gahcho Kué into Production

Mountain Province

Corporate Profile

Mountain Province Diamonds is a Canadian diamond development company headquartered in Toronto, Ontario. The Company’s primary asset is its 49 percent interest in Gahcho Kué, one of Canada’s largest high grade diamond deposits. This interest is held through the Gahcho Kué Joint Venture with De Beers Canada (51 percent).

The Gahcho Kué Project is a highly diamondiferous primary kimberlite cluster located at Kennady Lake, approximately 300 kilometres northeast of Yellowknife in Canada’s Northwest Territories. Gahcho Kué is the largest diamond mine under development in the Western world, and has the potential to become one of Canada’s major diamond mines.

Exploration of the Gahcho Kué kimberlites was completed in 2008. An independent 43-101 compliant resource report published in May 2009 estimates that three of the Gahcho Kué kimberlites (5034, Hearne and Tuzo) contain an indicated mineral resource of 50.5 million carats grading 1.67 carats per tonne, and an inferred mineral resource of 10.3 million carats grading 1.73 carats per tonne. An independent diamond valuation conducted in April 2010 established an actual price per carat for the Gahcho Kué diamonds of US$134.

A positive independent  feasibility study on the Gahcho Kué Project was completed in August 2010 supporting an economically viable, technically credible and environmentally sound, development plan for the Gahcho Kué . As the feasibility study meets the minimum 15% IRR hurdle rate specified in the joint venture agreement between Mountain Province and De Beers, the partners are preparing to make a decision to build. The Gahcho Kué environmental impact assessment is nearing completion and is expected to be filed with the Mackenzie Valley Environmental Review Board before the end of 2010. Mobilization for construction will commence once this review process has been successfully completed.

Mission

Mountain Province plans to maximize shareholder value through the optimal permitting, development, construction and operation of the Gahcho Kué diamond mine.

Stock Exchange Information

Mountain Province trades on the Toronto Stock Exchange (TSX: MPV) and the New York Stock Exchange (NYSE AMEX: MDM).

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Message to Shareholders

The past year has been one of the most defining for Mountain Province Diamonds since the discovery of the 5034 kimberlite in 1994. A $10M independent feasibility study was completed in August 2010 confirming what so many shareholders have believed over the past sixteen years: Gahcho Kué is an economically robust diamond project. The feasibility study indicates that Gahcho Kué can support an eleven year mine producing an average of approximately 4.5 million carats a year. The projected capital and operating costs are both highly competitive and ensure a rapid capital pay-back.

As the internal rate of return surpasses the minimum 15% defined in the joint venture agreement between Mountain Province and De Beers Canada, the partners are now required to support a decision to build. Our focus now turns to permitting and financing.

The Gahcho Kué environmental impact assessment is due to be filed with the Mackenzie Valley Environmental Review Board prior to the end of 2010. The duration of the review will depend upon the number of enquiries received from interested and affected parties and the time it takes to satisfy these enquiries. I am hopeful that the review process will be efficient and effective in supporting the most optimal development plan for Gahcho Kué.

While there is no doubt that Gahcho Kué will affect the environment and communities in the vicinity of the mine, I know I speak on behalf of all shareholders when I say that we are committed to minimizing any potentially negative impacts. Much experience has been gained at the three other diamond mines operating in the Northwest Territories, and we expect that experience to guide us forward. Shareholders can follow the progress of our permitting on www.reviewboard.ca.

My thanks go to our shareholders, Board of Directors, and CFO for their continued support over the past year.

Patrick Evans
President and CEO

October 1, 2010

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Investing in Gahcho Kué

Strategic Location

Gahcho Kué is located in the Northwest Territories - the heart of Canada’s diamond mining industry. Gahcho Kué is a cluster of six known kimberlites, four of which are subject to the joint venture with De Beers Canada. Three of the kimberlites - 5034, Hearne and Tuzo - are in our resource statement.

Gahcho Kué Independent Mineral Resource Statement
(AMEC America, April 2009)

	Resource	Volume	Tonnes	Carats	Grade
Pipe	Classification	(Mm3)	(Mt)	(Mct)	(cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	5.1	12.2	14.8	121
	Inferred	1.5	3.5	6.2	175
Summary	Indicated	12.4	30.2	50.5	167
	Inferred	2.5	6.0	10.3	173

Notes:
1)           Mineral Resources are reported at a bottom cut-off of 1.0 mm
2)           Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3)           Volume, tonnes, and carats are rounded to the nearest 100,000

Gahcho Kué Independent Diamond Valuation
(WWW International Diamond Consultants, April 2010)

Actual Price (US$/carat)

Kimberlite	Carats	US Dollar	US$/carat
5034	3,017.41	365,757	121.22
Tuzo	2,319.70	563,750	243.03
Hearne	2,906.45	175,654	60.44
Total	8,243.56	1,105,161	134.06

Gahcho Kué Independent Feasibility Study
(JDS Energy and Mining, September 2010)

IRR	+15%
Initial Capital Cost	C$550M to C$600M
Total Operating Cost	C$48 per tonne to C$60 per tonne
Mine life	11 years
Payback Period	Less than 2 years
Average annual production	4.5 million carats

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Investing in Diamonds

Scarcity of New Mines

Gahcho Kué was discovered in 1994. Since then no other world-class hard-rock diamond discovery has been made. Gahcho Kué is also the largest diamond development project globally. There are currently approximately twenty-two primary diamond mines in the world today. By 2013/14 when Gahcho Kué could commence production, this number is expected to fall to approximately twelve. Through its interest in Gahcho Kué, Mountain Province is exceptionally well placed to participate in the development of one of the world’s largest and potentially most profitable new diamond mines.

Looming Diamond Shortage

Prior to the credit crisis and the resulting global recession, rough diamond prices were increasing sharply - a reflection of robust demand through 2007 and into early 2008. During the last quarter of 2008, rough prices were estimated to have fallen by approximately 50 percent. A number of major producers curtailed production dramatically. The result has been a slow but steady recovery in rough diamond prices from 2009 into 2010 with reports of price recoveries back to pre-recession levels. However, demand for polished diamonds remains weak and is likely to persist into 2011. By 2014, shortly after Gahcho Kué commences production, global rough diamond demand is expected to outstrip an ever diminishing supply as older mines are taken out of production. Rough diamond prices are expected to continue rising sharply over the next decade, which will provide good price support for production from an already robust Gahcho Kué.

Powerful New Markets

While the United States accounts for 50 percent of global diamond sales, the largest demand increases are coming from China, India and the Middle East. Through the current recession, demand has remained strongest in China, a vast and largely untapped market. During the first quarter of 2010, for the first time ever, China surpassed the United States in the importation of polished diamonds, reflecting the depth and strength of the Chinese market.

Canada: The New Diamond Frontier

With the commissioning of the Victor and Snap Lake mines during 2008, Canada now has four producing primary kimberlite mines. Gahcho Kué will  be the fifth, securing Canada’s position as a global leader in diamond production - larger than South Africa, and rivaling Russia and Botswana.

Canada’s diamonds have secured a worldwide reputation for exceptional gem quality. They are also in high demand because they are produced under stringent social and environmental regulations.

The Diamond Market

Rough Diamond Prices	Rough Diamond Supply/Demand

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Corporate Highlights

Gahcho Kué Joint Venture
•	Mountain Province 49%, De Beers 51%
•	Strategic and material decisions require consent of both partners
•	Each partner contributes a proportionate share of development costs
•	Each partner markets their own share of production
•	Historic project costs reduced to C$120M
•	Mountain Province to repay De Beers C$59M (49%) on the following schedule:
-	C$200,000 on signing of 2009 Agreement
-	C$5.1M towards the feasibility study
-	C$10M within 90 days of completion of feasibility study with +15% IRR and a decision to build
-	C$10M within 90 days of issuance of construction and operating permits
-	C$10M within 90 days of commencement of commercial production
-	The balance following commercial production

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Corporate Information

Head Office
401 Bay Street
Suite 2700, P.O. Box 152
Toronto, Ontario
M5H 2Y4
T:      416-361-3562
F:      416-603-8565

Investor Relations

Patrick Evans
President and CEO
T:      416-361-3562
F:      416-603-8565
E:      info@mountainprovince.com
www.mountainprovince.com

Registrar & Transfer Agent

Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
T:    416-263-9200
F:    888-453-0330
E:    service@computershare.com

Auditors

KPMG LLP
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5

Legal Counsel

Fraser Milner Casgrain LLP
77 King Street West
Suite 400, P.O. Box 42
Toronto Dominion Centre
Toronto, Ontario
M5K OA1

Officers and Directors

Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Jennifer Dawson
CFO and Corporate Secretary

D.H.W. Dobson, CA
Director

Elizabeth Kirkwood
Director

Peeyush Varshney, LL.B
Director

Carl G. Verley, B.Sc., P.Geo.
Director

David Whittle, CA
Director

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Mountain Province Diamonds

Gahcho Kué

2009 ANNUAL REPORT

December 31, 2009

Management's Discussion and Analysis

Consolidated Financial Statements

Moving
Gahcho Kué
into Production

Mountain Province Diamonds Inc.

Management’s Discussion and Analysis

For the nine month fiscal period ended December 31, 2009

The Company has changed its year-end from March 31 to December 31, effective December 31, 2009, to align its fiscal year-end with that of De Beers Canada Inc., the operator of the Gahcho Kué Project.

The following management’s discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at March 30, 2010, and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the nine month fiscal period ended December 31, 2009. These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and all amounts are expressed in Canadian dollars, unless otherwise stated.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including potential business or mineral property acquisitions and negotiations and closing of future financings. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect” and similar expressions. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the “Gahcho Kué Project” or the “Project”) located in the Northwest Territories (“NWT”) of Canada. The Company’s primary asset is its 49% interest in the Gahcho Kué Project. The Company entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to an agreement concluded in 2002, in which De Beers Canada had agreed to carry all costs incurred by the Project.

Under the agreement with De Beers Canada in effect until July 3, 2009, the Company was not responsible for funding the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

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On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

i.
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

ii.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
iii.	Each Participant will contribute their proportionate share to the future project development costs;
iv.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
v.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
vi.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•
$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement - paid; recorded as “company portion of project costs”);

•
Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible ($1,290,838 recorded to December 31, 2009, recorded as “sunk cost repayment”);

•	$10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance within 18 months following commencement of commercial production.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Project as a Joint Venture. Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in the consolidated financial statements effective July 4, 2009.

The Company, in conjunction with De Beers Canada, is conducting a definitive feasibility study on the Gahcho Kué Project, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, construction of the Gahcho Kué Project and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

GAHCHO KUÉ PROJECT

The Gahcho Kué Project is located within the District of Mackenzie in the Northwest Territories. The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust by the Operator, De Beers Canada. The Project hosts four primary kimberlite bodies - Hearne, Tuzo, Tesla, and 5034 which is further delineated into 5034 North, South, Centre, East and West. The four kimberlite bodies are within two kilometres of each other.

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PROJECT TECHNICAL STUDY

An in-depth technical study of the Hearne, Tuzo, and 5034 kimberlite bodies was undertaken by the Gahcho Kué Project in 2003 with the final results of the study presented to the Company in June 2005. Based on the results of the 2005 study, the Project was advanced to permitting and advanced exploration stages. Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. Work on the updated technical study review continued through 2007 and 2008. On December 16, 2008, it was reported that the Gahcho Kué Project received a proposal from an independent engineering firm to produce a NI 43-101 definitive feasibility study for the Gahcho Kué Project.

On September 1, 2009, the Company announced JDS Energy and Mining Inc. (“JDS”), an independent engineering firm, had been appointed by the Gahcho Kué Joint Venture to conduct the feasibility study. The selection of JDS was based on technical, project management and economic merits. The feasibility study, which commenced in August 2009, is expected to take approximately twelve months to complete with a budget of approximately $10 million.

On January 25, 2010, the Company announced that the feasibility study is progressing satisfactorily and remains on budget and on schedule for completion by mid-2010. Key elements of the feasibility study, including the mine schedule, pit design, waste dump design, process plant design, and waste and water management are advancing satisfactorily.

ADVANCED EXPLORATION

On December 16, 2008, the Company announced that following completion of the 2008 Tuzo bulk sampling program, resource drilling at the Gahcho Kué Project had concluded, and attention would turn to completion of updated geology and resource models. Accordingly, the Gahcho Kué Project retained AMEC Americas Limited (“AMEC”) to produce a NI 43-101 Technical Report updating the Gahcho Kué geology and resource models (see “Gahcho Kué Mineral Resource Estimate” below).

INDEPENDENT DIAMOND VALUATION

On November 17, 2008, the Company announced the results of an independent diamond valuation for the Gahcho Kué Project which was undertaken by WWW International Diamond Consultants Ltd. (“WWW”) at the London offices of the Diamond Trading Company on September 22 and 23, 2008. Subsequent to the valuation, WWW revised its Price Book and all diamond values presented below are based on the WWW Price Book as at October 13, 2008.

Table 1 below reflects the actual price per carat for the parcel of 8,195.17 carats of diamonds recovered from the Gahcho Kué Project.

Table 1
Actual Price (US$/carat)

Kimberlite	Carats	US$/carat	Dollars
5034	3,133.02	122	381,080
Tuzo	2,155.70	252	542,431
Hearne	2,906.45	62	179,032
Total	8,195.17	135	1,102,543

Table 2 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from the Gahcho Kué Project.

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Table 2
Models of Average Price (US$/carat)

Kimberlite	Model Price	Minimum Price	High Price
	($/carat)	($/carat)	($/carat)
5034 NE Lobe	120	108	145
5034 Centre	112	102	133
5034 West	124	112	149
Tuzo Other	88	80	107
Tuzo TK TK1	102	91	126
Tuzo TK	70	64	83
Hearne	73	67	86
 (+1.50mm bottom cut-off)

In their report to Mountain Province, WWW stated: “The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices] will certainly be towards the “high” values” [highlighted in the right column of Table 2 above].

Gahcho Kué Mineral Resource Estimate

The resource estimate prepared by AMEC was announced by the Company on May 26, 2009 in a press release titled “Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project”. In the press release, the Company reported that the NI 43-101 compliant technical report prepared by AMEC describes an updated mineral resource estimate on the Gahcho Kué Project that incorporates information from geological and diamond revenue data updates completed since the previous Technical Report of 2003. The updated resource estimate is summarized as follows in Table 3:

Table 3
Gahcho Kué 2009 Mineral Resource Summary
(Effective Date April 20, 2009)

	Resource	Volume	Tonnes	Carats	Grade
Pipe	Classification	(Mm3)	(Mt)	(Mct)	(cpht)
5034	Indicated	5.1	12.7	23.9	188
	Inferred	0.3	0.8	1.2	150
Hearne	Indicated	2.3	5.3	11.9	223
	Inferred	0.7	1.6	2.9	180
Tuzo	Indicated	5.1	12.2	14.8	121
	Inferred	1.5	3.5	6.2	175
Summary	Indicated	12.4	30.2	50.5	167
	Inferred	2.5	6.0	10.3	173

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes
2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3) Volume, tonnes, and carats are rounded to the nearest 100,000
4) Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft
5) Diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 De Beers price book with a 20% increase factor. The prices assumed, on a per pipe basis (in US$), equate to $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.

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The Company further announced that AMEC, in their NI 43-101 report, confirmed that the scientific and technical data on the Gahcho Kué Project is now of sufficient quality and level of detail to support a feasibility study.

AMEC concluded that all of the indicated mineral resources and a significant portion of the inferred resources were shown to have reasonable prospects of economic extraction through open-pit mining. The inferred resources of the Hearne pipe material lying outside of the resource pit shell was, at least conceptually, shown to have reasonable prospects of economic extraction using underground mining methods. All the Gahcho Kué kimberlites remain open to depth.

The AMEC technical report is dated April 20, 2009, and is entitled “Gahcho Kué Kimberlite Project NI 43-101 Technical Report, Northwest Territories, Canada”. A copy of the full report is available on SEDAR, and on the Company’s website at www.mountainprovince.com.

PERMITTING

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine. On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment (“EA”). On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted. The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.

The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007. On May 9, 2008, the Project Operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008.

The feasibility study commissioned in August 2009 is expected to impact the final project description and the Project Operator, De Beers Canada, had previously advised the Mackenzie Valley Environmental Impact Review Board that submission of the Gahcho Kué Environmental Impact Statement would be further deferred pending the completion of an updated project description. On January 25, 2010, the Company announced that the Gahcho Kué feasibility study was progressing satisfactorily, on budget and on schedule for completion by mid-2010. Key elements of the feasibility study, including the mine schedule, pit design, waste dump design, process plant design, and waste and water management were advancing satisfactorily.

A final draft of the Gahcho Kué project description was presented to the Gahcho Kué Participants. Once completed, the project description will be incorporated into the Environmental Impact Statement (“EIS”), which will be submitted to the MVEIRB. Key elements of the draft project description include the following:

•	Average annual production rate of approximately 3 million tonnes of ore;
•	Life of mine from the open-pit resource of approximately 12 years; and
•	Average annual production rate of approximately 4.5 million carats.

The above elements of the project description are provided for guidance purposes and remain subject to final review, confirmation and approval by the Participants.

Finalization of the EIS is running in parallel with the feasibility study with the intention of completing permitting for the Gahcho Kué Project at the earliest possible date.

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OTHER EXPLORATION

In 2005, the Gahcho Kué Project retained four leases for the development of the Gahcho Kué Project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp., an unrelated third party, in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué Project) were discovered in 1999-2000. The Kelvin and Faraday bodies are small blows along a dyke system. No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

RESULTS OF OPERATIONS

Selected Annual Information

	Nine	Twelve	Twelve
	months ended	months ended	months
	December 31,	March 31,	ended March 31,
	2009	2009	2008
Interest income	$11,965	$36,782	$62,155
Expenses	(1,979,989)	(1,797,168)	(1,194,210)
Gain on sale of long-term investments	–	–	1,075,420
Net loss for the period before tax recovery	(1,968,024)	(1,760,386)	(56,635)
Net income (loss) for the period (after tax recovery)	(1,458,338)	(1,537,590)	165,531
Basic and diluted earnings (loss) earnings per share	(0.02)	(0.03)	0.00
Cash flow used in operations	(1,387,511)	(1,141,890)	(1,229,541)
Cash and cash equivalents, end of period	208,559	65,410	144,750
Total assets	83,746,546	65,559,505	66,764,167
Future income tax liability	5,103,875	5,586,567	5,909,363
Dividends declared	Nil	Nil	Nil

Nine Months ended December 31, 2009

The Company has changed its year-end from March 31 to December 31, effective December 31, 2009, to align its fiscal year-end with that of De Beers Canada Inc., the operator of the Gahcho Kué Project.

The Company’s net loss for the nine months ended December 31, 2009 was $1,458,338, or $0.02 per share, compared with a net loss of $1,537,590, or $0.03 per share for the twelve months ended March 31, 2009. Before the Company’s tax recovery of $509,686 (March 31, 2009 - $222,796), the net loss was $1,968,024 (March 31, 2009 - $1,760,386) for the nine months ended December 31, 2009.

The net loss for the nine months ended December 31, 2009 includes stock-based compensation expense of $268,405 compared to stock-based compensation expense for the twelve months ended March 31, 2009 of $574,200. The options were granted in August 2009 to an officer of the Company, and vested with the approval of the amended Company Stock Option Plan by the shareholders at the annual and general meeting on September 10, 2009, and the receipt of regulatory approval of the amended Company Stock Option Plan in October 2009. They were granted for a five-year term.

The net loss for the nine months ended December 31, 2009 also includes the Company’s proportional share of expenses of the Gahcho Kué Project in the amount of $210,789. On July 3, 2009, as discussed under the section titled “Overall Performance”, the Company entered into the 2009 Agreement with De Beers Canada Inc. relating to the Gahcho Kué Project. With the execution of the 2009 Agreement, the Company proportionately consolidates the assets, liabilities, revenues and expenses of the Gahcho Kué Project.

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Operating expenses, excluding stock-based compensation and the expenses associated with the Project, totaled $1,500,795 for the nine months ended December 31, 2009 compared to $1,222,968 for the twelve months ended March 31, 2009. The most significant increase in the operating expenses is in professional fees, which includes incremental legal and accounting fees associated with the 2009 Agreement. Professional fees increased from $185,011 for the year ended March 31, 2009 to $350,994 for the nine months ended December 31, 2009. Promotion and investor relations increased to $154,029 at December 31, 2009 from $82,816 as a result of increased marketing of the Company. Office and administration and salary and benefits increased from prior year as a result of capital and payroll taxes for prior years not previously recorded by the Company.

Summary of Quarterly Results

December 31, 2009 Fiscal Nine Months

	Third Quarter	Second Quarter	First Quarter
	December 31,	September 30,	June 30,
	2009	2009	2009
			(restated)
Interest income	$8,353	$2,466	$1,146
Expenses	(743,421)	(907,172)	(329,396)
Net (loss) before tax recovery	(735,068)	(904,706)	(328,250)
Future income tax recovery	182,953	239,747	86,986
Net (loss) income after tax recovery	(552,115)	(664,959)	(241,264)
Net income (loss) per share (basic)	(0.01)	(0.01)	(0.00)
Cash flow provided by (used in) operations	(1,255,755)	117,439	(249,195)
Cash and cash equivalents, end of period	208,559	644,269	181,900
Assets	83,746,546	75,462,011	65,557,225
Future income tax liabilities	5,176,881	5,359,834	5,599,581
Dividends	Nil	Nil	Nil

March 31, 2009 Fiscal Year

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	March 31,	December 31,	September 30,	June 30,
	2009	2008	2008	2008
		(restated)	(restated)	(restated)
Interest income	$2,755	$10,419	$9,698	$13,910
Expenses	(176,068)	(825,189)	(361,603)	(434,308)
Net (loss) before tax recovery	(173,313)	(814,770)	(351,905)	(420,398)
Future income tax recovery	48,302	(30,166)	93,255	111,405
Net (loss) income after tax recovery	(125,011)	(844,936)	(258,650)	(308,993)
Net income (loss) per share (basic)	(0.01)	(0.01)	(0.00)	(0.01)
Cash flow used in operations	(212,157)	(86,988)	(557,725)	(285,020)
Cash and cash equivalents, end of period	65,410	18,122	33,886	127,178
Assets	65,559,505	65,750,069	65,958,444	66,596,055
Future income tax liabilities	5,686,567	5,734,869	5,704,703	5,797,958
Dividends	Nil	Nil	Nil	Nil

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March 31, 2008 Fiscal Year

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	March 31,	December 31,	September 30,	June 30,
	2008	2007	2007	2007
Interest income	$13,754	$18,787	$25,986	$3,628
Expenses	(219,038)	(335,905)	(328,319)	(310,948)
Gain on sale of long-term investments	–	–	1,075,420	–
Net (loss) income before tax recovery	(205,284)	(317,118)	773,087	(307,320)
Net (loss) income after tax recovery	16,882	(317,118)	773,087	(307,320)
Net loss per share (basic)	0.00	(0.01)	0.01	(0.01)
Cash flow used in operations	(34,628)	(321,138)	(330,561)	(543,214)
Cash and cash equivalents, end of period	144,750	1,682,329	1,993,082	298,058
Assets	66,764,167	75,271,686	75,597,578	75,785,466
Future income tax liabilities	5,909,363	14,523,254	14,523,254	14,523,254
Dividends	Nil	Nil	Nil	Nil

RESTATEMENT OF INTERIM FINANCIAL RESULTS, AND FUTURE INCOME TAX RECOVERY

The Company has restated the interim financial statements for the periods starting June 30, 2008 to reflect the correct intra-period allocation of income tax recovery/provision from the three months ended June 30, 2008, to the three months ended December 31, 2008 and for the three months ended June 30, 2009. The income tax recovery relates to a portion of previously unrecognized future income tax assets amounting to $111,405 for the three months ended June 30, 2008, $93,255 for the three months ended September 30, 2008, a provision for $30,166 for the three months ended December 31, 2008, and $86,986 for the three months ending June 30, 2009.

The effects of the restatement are summarized in the following table:

	June	September	September	December	December	June
	2008	2008	2008	2008	2008	2009
	3 months	3 months	6 months	3 months	9 months	3 months
Income Statement
Future income tax recovery- originally reported	$–	$–	$–	$–	$–	$–
Future income tax recovery - revised	$111,405	$93,255	$204,660	$(30,166)	$174,494	$86,986
Net loss - originally reported	$420,398	$351,905	$772,303	$814,770	$1,587,073	$328,250
Net loss - revised	$308,993	$258,650	$567,643	$844,936	$1,412,579	$241,264
Net loss per share - originally reported	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Net loss per share - revised	$(0.01)	$(0.00)	$(0.01)	$(0.00)	$(0.02)	$(0.00)

	June	September	December	June
	2008	2008	2008	2009
Balance Sheet
Future income tax liability - originally reported	$5,909,363	$5,909,363	$5,909,363	$5,686,567
Future income tax liability - r evised	$5,797,958	$5,704,703	$5,734,869	$5,599,581
Deficit - originally reported	$26,338,548	$26,690,453	$27,505,223	$27,783,990
Deficit - revised	$26,227,143	$26,485,793	$27,330,729	$27,697,004

There is no impact on the Company’s Statement of Cash Flows.

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Three Months Ended December 31, 2009
The Company’s net loss before tax recovery during the three months ended December 31, 2009 was $735,068, compared with a net loss of $814,770 for the three months ended December 31, 2008.

Operating expenses were $743,421 for the three months ended December 31, 2009 compared to $825,189 for the comparative three months ended December 31, 2008. The decrease is attributed primarily to reduced administration costs for the quarter in consulting and other administrative expenses.

Gahcho Kué Project - Proportionate Consolidation
The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Project as a joint venture. Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the Project, and recorded them in the consolidated financial statements effective July 4, 2009.

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the nine months ended December 31, 2009:

Nine months ended
Results of Operations	December 31, 2009
Revenues	$–
Expenses	210,789
Proportionate share of net loss	$210,789

Nine months ended
Cash Flows	December 31, 2009

Cash flow - operating activities	$(20,725)
Cash flow - financing activities	–
Cash flow - investing activities	20,725
Proportionate share of change in cash
and cash equivalents	$–

Financial Position	December 31, 2009

Current assets	$106,061
Long-term assets	66,000,782
Current liabilities	(163,502)
Long-term liabilities	(5,103,875)
Proportionate share of net assets	$60,839,466

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LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $8,315,371 at December 31, 2009 ($206,261 as at March 31, 2009), and cash and short-term investment of $9,942,277 ($297,346 at March 31, 2009). The short-term investments are guaranteed investment certificates held with a major Canadian financial institution, and the Company considers there to be no counter party credit risk associated with the bank.

The Company had no long-term debt at December 31, 2009. The Company’s contributions payable to De Beers are contingent on certain events occurring such as a decision to build the mine, receipt of permits, and production. (See “Overall Performance” section above). The Company had no long-term debt at March 31, 2009.

Since June 30, 2008, global economic conditions and financial markets experienced significant weakness and volatility with indications of strength and stabilization in the last nine months.

The Company has incurred losses in the nine months ended December 31, 2009 amounting to $1,458,338, incurred negative cash flows from operations of $1,387,511, and will be required to obtain additional sources of financing to complete its business plans going into the future. With $9,942,277 of cash on hand and short-term investments at December 31, 2009, the Company has sufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project until approximately June 2010. The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as further possible exercises of outstanding options by directors and officers, and possible exercises of warrants by warrant holders. However, there is no certainty that the Company will be able to obtain financing from any of those sources. As a result, there is substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s consolidated annual financial statements are prepared on a going concern basis and do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

On August 4, 2009, the Company completed a private placement. An aggregate of 3,000,000 Units of the Company have been issued at a price of $1.50 per Unit for aggregate gross proceeds of $4.5 million. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months. Net proceeds from the private placement are being used to support the development of the Gahcho Kué diamond project, and for general corporate purposes.

On December 8, 2009, the Company announced that it had closed its bought deal financing (the “Offering”) under which the Company issued 3,334,000 units (“Units”) in consideration for $2.70 per Unit to raise gross proceeds of $9,001,800. Each Unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share at an exercise price of C$3.20 per common share for a period of 18 months. The Offering was co-led by Paradigm Capital Inc., Salman Partners Inc. and Scotia Capital Inc. as Underwriters. In addition, the Underwriters exercised a portion of the over-allotment option in respect of 50,000 Warrants for $0.268 each for gross proceeds of $13,400. Net proceeds from the Offering are being used to complete the Gahcho Kué feasibility study and for general working capital purposes.

During the nine months ended December 31, 2009, the Company received $600,360 by issuing 365,365 shares upon the exercise of stock options. During the year ended March 31, 2009, the Company received $34,502 by issuing 61,500 shares upon the exercise of various stock options.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets. The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable. Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known. The Company’s assessment is that as at December 31, 2009, there has been no impairment in the carrying value of its mineral properties.

The Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project. The asset retirement obligation calculation, and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates may be inaccurate and the actual costs for the asset retirement obligation may change significantly.

The Company expenses all stock-based payments using the fair value method. The Company also values warrants under the fair value method. Under the fair value method and option and warrant pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options and warrants. Such estimates affect the fair value determined by the option and warrant pricing model.

ACCOUNTING POLICIES, NEW AND FUTURE ACCOUNTING POLICY CHANGES

Accounting Policy

(a)	Asset Retirement Obligation

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the units-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of December 31, 2009, the Company has recorded its proportional interest in the asset retirement obligation of the Gahcho Kué Project.

Newly Adopted Accounting Standards
Effective April 1, 2009, and during the nine months ended December 31, 2009, the Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements.

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(b)	Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company has included disclosures recommended by the new Handbook Section in Note 8 to the consolidated financial statements for the nine months ended December 31, 2009.

(c)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook Sections in Note 4 to the consolidated financial statement for the nine months ended December 31, 2009.

(d)	Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued Abstract EIC-174 effective immediately. In this Abstract, the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Adoption of this section did not have a material impact on the Company’s consolidated financial statements.

(e)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which is required to be adopted for fiscal years beginning on or after October 1, 2008. This section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The adoption of this new standard did not have a material effect on the consolidated financial statements.

(f)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”), effective immediately. EIC-173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this Abstract did not have a material impact on the Company’s consolidated financial statements.

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Future Accounting Policy Changes:

(g)	Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

The CICA issued Handbook Sections 1582, “Business Combinations”, 1601,“Consolidated Financial Statements”, and 1602, “Non-controlling Interests”, all of which are effective for years beginning on or after January 1, 2011. These Handbook Sections replace 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” and establish a new Section for accounting for non-controlling interest in subsidiaries. The Company is currently evaluating the impact of these new standards.

(h)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Institute of Chartered Accountants announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. As at December 31, 2009, the Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting. Management has analyzed existing financial reporting, transitional requirements and exemptions, prepared a preliminary assessment of the potential impact the new standards will have on the Company, and developed a changeover plan. The Company believes that the accounting for impairment of assets, foreign exchange, exploration and development costs, investments in joint ventures, asset retirement obligations, stock-based compensation, and income taxes under IFRS may be different than Canadian GAAP, and may impact the financial statements. The Company has not yet determined the full financial impact of the transition to IFRS. In addition, the Company anticipates a significant increase in disclosure requirements under IFRS, and such requirements are also being evaluated along with the necessary system changes required to gather, process, and review such disclosure.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company’s history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Investing in Gahcho Kué 14

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities. The President and CEO’s consulting agreement was amended in August 2009.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the New York Stock Exchange AMEX under the symbol MDM.

At December 31, 2009, there were 66,631,746 shares issued and 1,234,635 stock options outstanding expiring at various times between November 1, 2010 and August 24, 2014. There are also 1,500,000 warrants outstanding with an exercise price of $2.00 per warrant, and which expire February 5, 2011, as a result of the Company’s private placement which closed on August 4, 2009. Another 1,717,000 warrants are outstanding with an exercise price of $3.20 per warrant and which expire August 8, 2011 that were issued as part of the Company’s short form prospectus financing which closed on December 8, 2009. There has been no change in the issued shares or outstanding stock options and warrants to March 29, 2010.

On September 10, 2009, at the Company’s annual and special meeting, the shareholders approved the amended stock option plan which is a “rolling stock option plan” in that the maximum number of shares that may be reserved for issuance under the plan will be 10% of the Company’s issued and outstanding shares at the time of the grant. Currently, and at September 30, 2009, the total number of shares that could be issued under the plan is 6,309,774. Of this, at December 31, 2009, there were 1,234,635 options granted, leaving 5,075,139 options available for granting.

The amended stock option plan also provided for cashless exercise of options in the event of a bona fide offer for common shares of the Company made to the holder of options, or to shareholders of the Company, or to a class of shareholders which includes the option holders, which, if accepted in whole or in part, results in the offeror having control of the Company.

Finally, the amended stock option plan made provisions for amendments not requiring shareholder approval including, but not limited to, amendments of a “housekeeping” nature, amendments with respect to the administration of the plan, and amendments required by regulators or stock exchanges to which the Company is subject.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2009 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2009, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under National Instrument 52-109) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

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INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company’s internal controls over financial reporting. Management has conducted an evaluation of internal controls over financial reporting based on the framework established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as at December 31, 2009 with no change during the nine months that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting. The internal control weakness identified in the period ended September 30, 2009 relating to the intra-period allocation of income tax recovery/provision was remediated in the period ended September 30, 2009 and found to be operating effectively in the subsequent period.

OUTLOOK

During fiscal 2010, the Company plans to continue the development and permitting of the Gahcho Kué Project. Specifically, in August 2009, the Participants entered into an agreement with JDS Energy and Mining Inc. for a definitive feasibility study. This study is expected to take about a year to complete.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital, and sources and uses of funds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of diamonds; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

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Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

On behalf of the Board of Directors,

Patrick Evans
President & CEO

March 31, 2010

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Mountain Province Diamonds Inc.

Explanatory Note

These audited consolidated financial statements have been amended to correct a typographical error correcting the amount identified as “negative cash flows from operations” in each of Notes 1 and 4 to $1,387,511 from $23,702 in these audited consolidated financial statements.

Mountain Province Diamonds Inc.

Report of Management

The accompanying consolidated financial statements are the responsibility of management. These statements have been prepared in accordance with generally accepted accounting principles in Canada, and reflect management’s best estimates and judgments based on currently available information.

Management has developed and maintains systems of internal accounting controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities through the Audit Committee of three independent directors which meets with management and the auditors during the year, to review reporting and control issues and to satisfy itself that each party has properly discharged its responsibilities. The Committee reviews the financial statements before they are presented to the Board of Directors for approval and considers the independence of the auditors.

The consolidated financial statements have been audited by KPMG LLP, an independent firm of chartered accountants appointed by the shareholders at the Company’s last annual meeting. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Patrick C. Evans	Jennifer M. Dawson
President and	Chief Financial Officer and
Chief Executive Officer	Corporate Secretary

April 6, 2010

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Mountain Province Diamonds Inc.

Auditors’ Report

To the Shareholders of Mountain Province Diamonds Inc.

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at December 31, 2009 and March 31, 2009 and the consolidated statements of operations and deficit, comprehensive income, accumulated other comprehensive income and cash flows for the nine month period ended December 31, 2009 and for each of the years in the two-year period ended March 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and March 31, 2009 and the results of its operations and its cash flows for the nine month period ended December 31, 2009 and for each of the years in the two-year period ended March 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 30, 2010

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

Investing in Gahcho Kué 19

Mountain Province Diamonds Inc.

Consolidated Balance Sheets
As at December 31, 2009 and March 31, 2009 (In Canadian dollars)

	December 31,	March 31,
	2009	2009
ASSETS
Current assets
Cash (Note 4)	$208,559	$65,410
Short-term investments (Note 4)	9,733,718	231,936
Marketable securities (Note 3)	13,431	5,958
Amounts receivable	269,979	37,419
Advances and prepaid expenses	39,173	57,249

	10,264,860	397,972

Fixed assets	44,100	–
Interest in Gahcho Kué Joint Venture (Note 5)	73,437,586	65,161,533

Total assets	$83,746,546	$65,559,505

LIABIILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,949,489	$191,711

Long-term liabilities
Future income tax liabilities (Note 7)	5,176,881	5,686,567

Asset retirement obligation relating to Gahcho Kué Joint Venture (Note 5)	5,103,875	–

Shareholders’ equity:
Share capital (Note 6)	97,312,714	85,870,841
Value assigned to warrants (Note 6)	1,870,564	–
Contributed surplus (Note 6)	1,238,302	1,264,800
Deficit	(28,914,078)	(27,455,740)
Accumulated other comprehensive income	8,799	1,326

Total shareholders’ equity	71,516,301	59,681,227

Total liabilities and shareholders’ equity	$83,746,546	$65,559,505

See accompanying notes to consolidated financial statements

Nature of operations (Note 1)
Going concern (Note 1)
Commitments and Contingencies (Note 5)

On Behalf of the Board of Directors:

Jonathan Comerford	Patrick Evans
Director	Director

Investing in Gahcho Kué 20

Mountain Province Diamonds Inc.

Consolidated Statements of Operations and Deficit
Nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008 (In Canadian dollars)

	(Nine months ended)	(12 months ended)	(12 months ended)
	December 31, 2009	March 31, 2009	March 31, 2008
Expenses:
Accretion on asset retirement obligation	$(190,064)	$–	$–
Amortization	–	–	(14,239)
Consulting fees	(526,947)	(639,987)	(474,704)
Interest and bank charges	(3,387)	(2,355)	(4,605)
Gahcho Kué Project management fee	(20,725)	–	–
Office and administration	(195,774)	(71,887)	(115,079)
Professional fees	(350,994)	(185,011)	(202,245)
Promotion and investor relations	(154,029)	(82,816)	(86,380)
Salary and benefits	(122,917)	(46,371)	(129,291)
Stock-based compensation (Note 6)	(268,405)	(574,200)	–
Transfer agent and regulatory fees	(104,396)	(115,856)	(106,343)
Travel	(42,351)	(78,685)	(61,324)
Net loss for the period before the undernoted	(1,979,989)	(1,797,168)	(1,194,210)

Other income:
Interest income	11,965	36,782	62,155
Gain on sale of long-term investment	–	–	1,075,420
	11,965	36,782	1,137,575

Loss for the period before tax recovery	(1,968,024)	(1,760,386)	(56,635)

Future income tax recovery (Note 7)	509,686	222,796	222,166

Net (loss) income for the period	(1,458,338)	(1,537,590)	165,531

Deficit, beginning of period	(27,455,740)	(25,918,150)	(26,083,681)

Deficit, end of period	$(28,914,078)	$(27,455,740)	$(25,918,150)

Basic and diluted (loss) earnings per share	$(0.02)	$(0.03)	$0.00

Weighted average number of shares outstanding	62,023,496	59,929,348	59,674,830

See accompanying notes to consolidated financial statements

Investing in Gahcho Kué 21

Mountain Province Diamonds Inc.

Consolidated Statements of Comprehensive Income
Nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008 (In Canadian dollars)

	(Nine months ended)	(12 months ended)	(12 months ended)
	December 31, 2009	March 31, 2009	March 31, 2008
Net (loss) income for the period	$(1,458,338)	$(1,537,590)	$165,531

Other comprehensive (loss) income
Unrealized gain (loss) on marketable securities	7,473	(31,611)	(14,239)
Increase in value of long-term investment	–	–	795,420
Recycling of gain on sale of long-term investment	–	–	(1,075,420)
Recycling on opening unrealized gain on long-term investment	–	–	280,000

Comprehensive (Loss) Income	$(1,450,865)	$(1,569,201)	$151,292

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)

	(Nine months ended)	(12 months ended)	(12 months ended)
	December 31, 2009	March 31, 2009	March 31, 2008
Balance, beginning of period	$1,326	$32,937	$–

Adjustment at beginning of period due to change in accounting for available-for-sale assets
- marketable securities	–	–	47,176
- unrealized gain on long-term investment	–	–	280,000
- Change in fair value of available-for-sale assets
- marketable securities	7,473	(31,611)	(14,239)
- long-term investment	–	–	795,420
Recycling of gain on sale of long-term investment through other comprehensive income	–	–	(1,075,420)
Balance, end of period	$8,799	$1,326	$32,937

See accompanying notes to consolidated financial statements

Investing in Gahcho Kué 22

Mountain Province Diamonds Inc.

Consolidated Statement of Cash Flows
Nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008 (In Canadian dollars)

	(Nine months ended)	(12 months ended)	(12 months ended)
	December 31, 2009	March 31, 2009	March 31, 2008
Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$(1,458,338)	$(1,537,590)	$165,531
Items not involving cash:
Accretion on asset retirement obligation	190,064	–	–
Amortization	–	–	14,239
Future income tax recovery	(509,686)	(222,796)	(222,166)
Stock-based compensation (Note 6)	268,405	574,200	–
Gain on sale of long-term investment	–	–	(1,075,420)

Changes in non cash working capital items
Amounts receivable	(138,749)	65,980	139,668
Advances and prepaid expenses	30,326	(317)	(45,672)
Accounts payable and accrued liabilities	230,467	(21,367)	(205,721)
	(1,387,511)	(1,141,890)	(1,229,541)

Investing activities:
Investment in Gahcho Kué Joint Venture	(2,215,704)	(177,393)	(13,496)
( Investment in) redemption of short-term investment	(9,501,782)	1,205,441	(912,377)
Proceeds from sale of investment	–	–	1,995,420
Acquisition of Camphor Ventures, net of cash acquired	–	–	(16,274)
	(11,717,486)	1,028,048	1,053,273
Financing activities:
Shares issued for cash, net of costs	12,647,786	–	–
Share issued for options exercise	600,360	34,502	141,048

	13,248,146	34,502	141,048

Increase (decrease) in cash and cash equivalents	143,149	(79,340)	(35,220)
Cash, beginning of period	65,410	144,750	179,970
Cash, end of period	$208,559	$65,410	$144,750

See accompanying notes to consolidated financial statements

Investing in Gahcho Kué 23

Mountain Province Diamonds Inc.

Notes to Consolidated Financial Statements
For the nine months ended December 31, 2009, and the years ended March 31, 2009 and 2008 (In Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN:

The Company is in the process of developing and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown as “Interest In Gahcho Kué Joint Venture” is dependent upon the ability of the Company and/or its mineral property partner to discover economically recoverable reserves, to have successful permitting and development, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write off costs capitalized to date.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses in the year ended December 31, 2009 amounting to $1,968,024, incurred negative cash flows from operations of $1,387,511, and will be required to obtain additional sources of financing to complete its business plans going into the future. With approximately $9,942,300 of cash and short-term investments at December 31, 2009, the Company has sufficient capital to finance its operations and the Company’s costs of the Gahcho Kué Project for approximately six months (see also Note 5). The Company is currently investigating various sources of additional liquidity to increase the cash balances required for ongoing operations over the foreseeable future. These additional sources include, but are not limited to, share offerings, private placements, credit facilities, and debt, as well as exercises of outstanding options and warrants. However, there is no certainty that the Company will be able to obtain financing from any of those sources. As a result, there is substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

The Company has changed its year-end from March 31 to December 31, effective December 31, 2009, to align its fiscal year-end with that of De Beers Canada, the operator of the Gahcho Kué Project.

2.	SIGNIFICANT ACCOUNTING POLICIES AND FUTURE ACCOUNTING POLICY CHANGES:

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany amounts and transactions have been eliminated on consolidation. The Company’s interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 5).

(b)	Cash and short-term investments:

Cash consists of balances with banks and highly liquid short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less when acquired. Short-term investments are investments with original maturities of greater than three months when acquired (see Note 4).

Investing in Gahcho Kué 24

(c)	Marketable securities:

Marketable securities are considered to be available-for-sale securities and are carried at market value, which is also considered fair value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss. The changes in fair market value are recorded within the Statement of Accumulated Other Comprehensive Income.

(d)	Interest In Gahcho Kué Joint Venture:

The Company considers its interest in the Gahcho Kué Project to be an investment in mineral properties, in accordance with CICA Handbook Section 3061, “Property, Plant and Equipment”, and additional Canadian accounting pronouncements and guidance.

Specifically, direct property acquisition costs, advance royalties, holding costs, field exploration, valuation work, and field supervisory costs to the extent they are incurred by the Company or the Gahcho Kué joint venture are deferred until the property is brought into production, at which time, the deferred costs will be amortized on a unit-of-production basis, or until the property is abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company and its partner De Beers Canada Inc. to obtain the necessary financing to complete development, success permitting, and future profitable production or proceeds from disposition of the property.

The Emerging Issues Committee of the CICA issued EIC-174 - “Mining Exploration Costs” which interprets how Accounting Guideline No. 11 entitled “Enterprises in the Development Stage” (“AcG-11”) affects mining companies with respect to the deferral of exploration costs. EIC-174 refers to CICA Handbook Section 3061. “Property, Plant and Equipment”, paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-174 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.

EIC-174 also sets forth the Committee’s consensus that a mining enterprise in the development stage is required to test the carrying value of a property for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. EIC-174 and AcG-11 then provide additional guidance as to the need for an assessment to determine whether a write-down is required. With respect to impairment of capitalized exploration costs, EIC-174 sets forth the Committee’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook sections relating to long-lived assets in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required. Any resulting write-downs are to be charged to the statement of operations.

The Company considers that costs in the nature of exploration costs incurred with respect to its investment in the Gahcho Kué Project have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-174, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

Investing in Gahcho Kué 25

The Company’s interest in Gahcho Kué Project is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the interest may not be recoverable. The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

The Company’s interest in the Gahcho Kué joint venture has been proportionally consolidated (see Note 5).

(e)	Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. Subsequently, these capitalized asset retirement costs will be amortized to expense over the life of the related assets using the units-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

As of December 31, 2009, the Company has consolidated its proportional interest in the asset retirement obligation of the Gahcho Kué joint venture (see Note 5).

(f)	Stock-based compensation:

The Company applies the fair value method for stock-based compensation and other stock-based payments, and expenses the fair value of all stock options awarded, calculated using the Black-Scholes option pricing model, over the vesting period. Direct awards of stock are expensed based on the market price of the shares at the time of granting of the award. The Company estimates forfeitures of options on an ongoing basis.

(g)	Income taxes:

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(h)	(Loss) earnings per share:

Basic (loss) earnings per share is calculated by dividing the (loss) earnings attributable to common shareholders by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options. Diluted (loss) earnings per share is similar to basic (loss) earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(i)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is considered to be the Canadian dollar. Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities denominated in a currency other than the Canadian dollar are translated at rates of exchange in effect at the balance sheet date, non-monetary assets and liabilities are translated at historic rates of exchange, and statement of operations items are translated at the average exchange rates prevailing during the year. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in the statement of operations.

Investing in Gahcho Kué 26

(j)	Financial instruments:

The fair values of the Company’s cash, short-term investment, amounts receivable, advances and accounts payable and accrued liabilities approximate their carrying values because of the immediate or short-term to maturity of these financial instruments. The fair value of marketable securities and long-term investments is disclosed in Note 3.

(k)	Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration if capitalization criteria are met, asset retirement obligations, the assumptions used in determining the fair value of stock options and warrants, and the calculations of future income tax assets. Actual results could materially differ from these estimates.

NEWLY ADOPTED ACCOUNTING STANDARDS
Effective April 1, 2009, and during the year ended December 31, 2009, the Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements:

(l)	Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)	summary quantitative data about what it manages as capital;
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company has included disclosures recommended by the new Handbook Section in Note 8 to the consolidated financial statements for the year ended December 31, 2009.

(m)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook Sections in Note 4 to the consolidated financial statement for the year ended December 31, 2009.

(n)	Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued Abstract EIC-174 effective immediately. In this Abstract, the Committee reached a consensus that an enterprise that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Adoption of this section did not have a material impact on the Company’s consolidated financial statements.

Investing in Gahcho Kué 27

(o)	Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which is required to be adopted for fiscal years beginning on or after October 1, 2008. This section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The adoption of this new standard did not have a material effect on the consolidation financial statements.

(p)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Company adopted Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”), effective immediately. EIC-173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this Abstract did not have a material impact on the Company’s consolidated financial statements

FUTURE ACCOUNTING POLICY CHANGES

(q)	Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

The CICA issued Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-controlling Interests”, all of which are effective for years beginning on or after January 1, 2011. These Handbook Sections replace 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” and establish a new Section for accounting for non-controlling interest in subsidiaries. The Company is currently evaluating the impact of these new standards.

3.	MARKETABLE SECURITIES:

The quoted market value of remaining marketable securities at December 31, 2009 was $13,431 (March 31, 2009 - $5,958). The original cost of these marketable securities at December 31, 2009 was $4,632 (March 31, 2009 - $4,632).

The Company has assessed the risk associated with its available-for-sale securities to include market risk, since the market value of the available-for-sale securities is subject to fluctuations.

4.	FINANCIAL INSTRUMENTS:

FAIR VALUE ESTIMATION

During 2009, CICA Handbook Section 3862, Financial Instruments - Disclosures, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 -	Unadjusted quoted prices in active markets for identical assets and liabilities
Level 2 -	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 -	Inputs that are not based on observable market data

The Company’s financial assets as at December 31, 2009 consist of short-term investments and marketable securities which are classified as Level 1.

Investing in Gahcho Kué 28

FINANCIAL ASSETS AND LIABILITIES
Information regarding the Company’s financial assets and liabilities is summarized as follows:

		December 31, 2009		March 31, 2009
	Fair Value	Carrying Value	Fair Value	Carrying Value
Held-for-trading
Cash	$208,559	$208,559	$65,410	$65,410
Short-term investments	9,733,718	9,733,718	231,936	231,936
	$9,942,277	$9,942,277	$297,346	$297,346

Available-for-sale
Marketable securities	$13,431	$13,431	$5,958	$5,958
Loans and receivables
Amounts receivable	$269,979	$269,979	$37,419	$37,419
Other liabilities
Accounts payable and accrued liabilities	$1,949,489	$1,949,489	$191,711	$191,711

The short-term investments at December 31, 2009 are cashable guaranteed investment certificates (“GICs”) held with a major Canadian financial institution purchased with original maturities in September 2010 and December 2010. The GICs held at December 31, 2009 are carried at fair market value. Given the GICs’ low risk and the ability to cash them at any time, the fair market value recorded is estimated to be reasonably approximated by the amount of cost plus accrued interest. There is no restriction on the use of the short-term investments.

The fair values of the amounts receivable and accounts payable and accrued liabilities are considered to be the same as their carrying values.

FINANCIAL INSTRUMENT RISK EXPOSURE

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

December 31, 2009
Amounts receivable
Currently due	$269,979
Past due by 90 days or less, not impaired	–
Past due by greater than 90 days, not impaired	–
$269,979
Cash	208,559
Short-term investments	9,733,718

$9,942,277

Investing in Gahcho Kué 29

All of the Company’s cash and short-term investments are held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. The short-term investments are cashable in whole or in part with interest at any time to maturity. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss to be remote and significantly mitigated due to the financial strength of the party from whom the receivables are due - the Canadian government for goods and services tax refunds receivable in the amount of $184,250 and from the government of North West Territories for fuel tax rebate of $85,729.

The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by Canadian financial institutions. It periodically monitors the investments it makes and is satisfied with the credit ratings of the counter party.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 9. The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other operating lease commitments.

As identified in Note 1, the Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.

The Company has incurred losses and negative cash flows from operations of $1,968,024 and $1,387,511 respectively in the year ended December 31, 2009. With approximately $9,942,300 of cash and short-term investment at December 31, 2009, the Company has sufficient capital to finance its operations for approximately six months, after which it will be required to obtain additional sources of financing to complete its future business plans (see Note 1).

Market Risk

The Company’s marketable securities are classified as available-for-sale, and are subject to changes in the market. They are recorded at fair value in the Company’s financial statements, based on the closing market value at the end of the period for each security included. The original cost of the marketable securities is $4,632. The Company’s exposure to market risk is not considered to be material.

Foreign Currency Risk
The Company is exposed to foreign currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

December 31, 2009
Cash	$7,430
Amounts receivable	–
Accounts payable and accrued liabilities	(18,298)

Net exposure	$(10,868)

Investing in Gahcho Kué 30

Based on the above net exposure at December 31, 2009, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $1,087 increase or decrease respectively in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its operations are located in Canada. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Company has no significant exposure at December 31, 2009 to interest rate risk through its financial instruments. The short-term investments are at fixed rates of interest that do not fluctuate during the remaining term. The Company has no interest-bearing debt.

5.	INTEREST IN GAHCHO KUÉ JOINT VENTURE:

	December 31,	March 31,
	2009	2009

Opening balance	$65,161,533	$64,984,140

Changes in the period
Additional mineral interest resulting from the 2009 Gahcho Kué Joint Venture Agreement	4,971,252	–
Technical consulting	18,384	164,638
Mining lease costs	9,540	12,755
Sunk cost repayment	1,290,838	–
Company portion of feasibility study costs	1,339,304	–
Company portion of project costs	646,735	–
Total change in the period	8,276,053	177,393
Balance at December 31, 2009	$73,437,586	$65,161,533

The Company holds a 49% interest in the Gahcho Kué Project (the “Project”) located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Inc. (“De Beers Canada”) holds the remaining 51% interest. The joint venture between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”). The Company considers that the Gahcho Kué joint venture is a related party under CICA Handbook Section 3840, “Related Party Transactions”.

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada has no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

Investing in Gahcho Kué 31

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

i.
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

ii.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
iii.	Each Participant will contribute their proportionate share to the future project development costs;
iv.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
v.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
vi.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•
$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement - paid; recorded as “company portion of project costs”);

•
Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible ($1,290,838 recorded to December 31, 2009, recorded as “sunk cost repayment”);

•	$10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance within 18 months following commencement of commercial production;

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made.

Mountain Province has agreed that the Company’s marketing rights under the 2009 Agreement may be diluted if the Company defaults on certain of the repayments described above if and when such payments become due.

The 2009 Agreement’s provision for consensus decision-making for material strategic and operating decisions provides the Company with joint control for the Gahcho Kué Project with De Beers Canada, and the Company now accounts for the Project as a Joint Venture. Accordingly, the Company has determined its proportionate share (49%) of the assets, liabilities, revenues and expenses of the joint venture, and recorded them in these consolidated financial statements effective July 4, 2009. Below is a summarized balance sheet of what was recorded effective July 4, 2009 as a result of the 2009 Agreement:

July 4, 2009
Assets
Current assets	$46,662
Fixed assets	–
Interest in Gahcho Kué Joint Venture	5,214,741
Total Assets	$5,261,403
Liabilities
Accounts payable and accruals	$347,592
Asset retirement obligations	4,913,811
Total Liabilities	$5,261,403

Investing in Gahcho Kué 32

Summarized below are the results of operations, cash flows and financial position relating to the Company’s proportional interest (49%) in the accounts of the Gahcho Kué joint venture for the nine months ended December 31, 2009:

Nine months ended
December 31, 2009
Results of Operations
Revenues	$–
Expenses	210,789
Proportionate share of net loss	$210,789

Nine months ended
December 31, 2009
Cash Flows
Cash flow - operating activities	$(20,725)
Cash flow - financing activities	–
Cash flow - investing activities	20,725
Proportionate share of change in cash and cash equivalents	$–

At December 31, 2009
Financial Position
Current assets	$106,061
Long-term assets	66,000,782
Current liabilities	(163,502)
Long-term liabilities	(5,103,875)
Proportionate share of net assets	$60,839,466

ASSET RETIREMENT OBLIGATION
The fair value of the Gahcho Kué asset retirement obligation was calculated using the total undiscounted cash flows required to settle estimated obligations (estimated to be approximately $28.9 million), expected timing of cash flow payments required to settle the obligations between 2011 and 2028, a credit-adjusted risk-free discount rate of 7.8%, and an inflation rate of 2.3%.

The balance of the asset retirement obligation is as follows:

Amount

Balance, March 31, 2009	$–

Asset retirement obligation recorded in the current period as a result of
revised and restated joint venture agreement	4,913,811
Accretion recorded during the period	190,064
Balance, December 31, 2009	$5,103,875

There is no security posted against the Asset Retirement Obligation as at December 31, 2009.

Investing in Gahcho Kué 33

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS:

(a)	Authorized:
Unlimited number of common shares without par value

(b)	Issued and fully paid:

	Number of shares	Amount

Balance, March 31, 2007	55,670,715	$66,579,083
Exercise of stock options	147,350	141,048
Value of stock options exercised	–	530,756
Issuance of shares upon investment in Camphor Ventures	4,052,816	18,330,842

Balance, March 31, 2008	59,870,881	$85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	–	254,610

Balance, March 31, 2009	59,932,381	$85,870,841

Exercise of stock options	365,365	600,360
Value of stock options exercised	–	294,903
Issuance of shares from financings, net of costs	6,334,000	10,546,610

Balance, December 31, 2009	66,631,746	$97,312,714

On August 4, 2009, the Company completed a private placement. An aggregate of 3,000,000 Units of the Company have been issued at a price of $1.50 per Unit for aggregate gross proceeds of $4,500,000. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months. (See also Note 6(d) for the value assigned to the warrants). Two related parties, a director and an officer, participated in the private placement for a total of 40,000 Units.

On December 8, 2009, the Company announced that it had closed its bought deal financing (the “Offering”) under which the Company issued 3,334,000 units (“Units”) in consideration for $2.70 per Unit to raise gross proceeds of $9,001,800. Each Unit is comprised of one common share and one-half of a common share purchase warrant, with each whole warrant entitling the holder to acquire one additional common share at an exercise price of C$3.20 per common share for a period of 18 months. As well, the underwriters of the bought deal financing subscribed to 50,000 common share purchase warrants for $0.268 each for gross proceeds of $13,400. ((See also Note 6(d) for the value assigned to the warrants). One related party, an officer of the Company, participated in the bought deal financing for 100,000 units.

(c)	Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002. On September 10, 2009, at the Company’s annual and special meeting of shareholders, the shareholders approved the amended stock option plan which, among other things, allows for the maximum number of shares that may be reserved for issuance under the amended stock option plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. At the time of approval of the amended stock option plan, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 6,309,774 shares, and as at December 31, 2009, there were 5,075,139 shares available to be issued under the Plan.

Investing in Gahcho Kué 34

The following presents the continuity of stock options outstanding:

		Weighted
	Number of	Average
	Options	Exercise Price
Balance, March 31, 2007	410,000	$2.73
Granted	198,850	0.92
Exercised	(147,350)	1.05
Balance, March 31, 2008	461,500	2.47
Granted	900,000	1.26
Exercised	(61,500)	0.56
Balance, March 31, 2009	1,300,000	$1.72
Granted	300,000	1.72
Exercised	(365,365)	1.64
Balance, December 31, 2009	1,234,635	$1.75

The following are the stock options outstanding and exercisable at December 31, 2009.

			Weighted
Expiry	Black-Scholes	Number of	Average	Exercise
Date	Value	Options	Remaining Life	Price
November 1, 2010	$180,100	100,000	0.84 years	$2.63
January 30, 2011	321,100	100,000	1.08 years	4.50
November 23, 2013	468,697	734,635	3.90 years	1.26
August 25, 2014	268,405	300,000	4.65 years	1.72

	$1,238,302	1,234,635	3.61 years

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	December 31,	March 31,	March 31,
Fiscal Year:	2009	2009	2008
Dividend yield	0%	0%	0%
Expected volatility	59%	55%	34%-64%
Risk free interest rate	2.54%	2.57%	4.64%
Expected lives	5 years	5 years	2.83-10.33 months
Weighted average fair value of options issued	$ 0.87	$ 0.64	$ 3.58-$ 4.14

On August 25, 2009, the Board of Directors approved a grant of 300,000 options to the President and Chief Executive Officer of the Company as part of a renegotiation of his consulting agreement with the Company. The granting of these options was subject to the approval by the shareholders of the amended stock option plan at the Company’s September 10, 2009 annual and special meeting, and regulatory approval of the amended stock option plan, which was obtained on October 2, 2009. The grant date was August 25, 2009, the exercise price is $1.72, and options have five year term expiring August 24, 2014. The Company has valued these options at $268,405 using the Black-Scholes options pricing model with the assumptions noted above, and expensed them in October 2009.

Investing in Gahcho Kué 35

(d)	Warrants:

The Company’s financing which closed on August 4, 2009 involved an aggregate of 3,000,000 Units of the Company at a price of $1.50 per Unit. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 per common share for a period of 18 months. The warrants were valued, before costs, at $819,000.

The Company’s bought deal financing which closed on December 8, 2009 involved an aggregate of 3,334,000 Units at a price of $2.70 per Unit. Each Unit is comprised of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $3.20 per common share for a period of 18 months. In addition, the underwriters of the bought deal financing were issued 50,000 common share purchase warrants for consideration of $0.268 each with the same exercise price of $3.20 per common share and the same period of 18 months. The warrants were valued, before costs, at $1,216,974.

The following presents the continuity of warrants outstanding:

	Number of
	Warrants	Amount

Balance, March 31, 2009	–	$–
Issued, net of costs	3,217,000	1,870,564

Balance, December 31, 2009	3,217,000	$1,870,564

The following is a summary of warrants outstanding at December 31, 2009:

	Number of	Exercise	Expiry
Date of Issue	Warrants	Price	Date

August 4, 2009	1,500,000	$2.00	February 5, 2011
December 8, 2009	1,717,000	$3.20	June 8, 2011
Total	3,217,000

The warrants value reflected in these consolidated financial statements was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	80%-87%
Risk-free interest rate	0.65%-0.87%
Expected lives	18 months
Fair value of warrants	$0.55-$0.72

Investing in Gahcho Kué 36

(e)	Contributed surplus:

Amount

Balance, March 31, 2007	$701,626
Value of options issued to Camphor option holders	774,340
Value on exercise of stock options transferred to share capital	(530,756)

Balance, March 31, 2008	945,210
Recognition of stock-based compensation expense	574,200
Value on exercise of stock options transferred to share capital	(254,610)

Balance, March 31, 2009	1,264,800
Recognition of stock-based compensation expense	268,405
Value on exercise of stock options transferred to share capital	(294,903)

Balance, December 31, 2009	$1,238,302

(f)	Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

7.	INCOME TAXES:

Income tax recovery differs from the amounts that would have been computed by applying the combined federal and provincial tax rates of 26.5% for the nine month period ended December 31, 2009 (year ended March 31 2009 - 26.5% and year ended March 2008 - 26.5%) to loss before income taxes. The reasons for the differences are primarily as a result of the following:

	(Nine months	(12 months	(12 months
	ended)	ended)	ended)
	December 31,	March 31,	March 31,
	2009	2009	2008

Loss before income taxes	$1,968,024	$1,760,386	$56,635

Tax recovery calculated using statutory rates	521,526	466,500	15,000
(Expenses not deductible for taxation)/earnings
not subject to taxation	(71,127)	(152,163)	207,166
Other (return to provision adjustments)	59,287	(91,541)	–

	509,686	222,796	222,166
Valuation allowance	–	–	–
	$509,686	$222,796	$222,166

Investing in Gahcho Kué 37

The components that give rise to future income tax assets and future tax liabilities are as follows:

	(Nine months	(12 months	(12 months
	ended)	ended)	ended)
	December 31,	March 31,	March 31,
	2009	2009	2008

Interest in Gahcho Kué Joint Venture	$(6,114,483)	$(6,369,281)	$(6,131,529)
Loss carry forwards	1,208,362	992,556	872,259

	(4,906,121)	(5,376,725)	(5,259,270)
Valuation allowance	(270,760)	(309,842)	(650,093)

Net future income tax asset (liability)	$(5,176,881)	$(5,686,567)	$(5,909,363)

At December 31, 2009, the Company has available losses for income tax purposes totaling approximately $4.6 million, expiring at various times from 2010 to 2029. Of the available losses, $0.8 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available resource tax pools of approximately $45 million, which may be carried forward and utilized to reduce future taxable income. Included in the $45 million of tax pools is $29 million which can only be utilized against taxable income from specific mineral properties.

8.	CAPITAL MANAGEMENT:

The Company considers its capital structure to consist of share capital, contributed surplus and options. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The property in which the Company currently has an interest is in the development and permitting stage; as such the Company is dependent on external equity financing to fund its activities. In order to carry out the planned management of our property and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2009. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

Investing in Gahcho Kué 38

Corporate Information

Head Office
401 Bay Street
Suite 2700, P.O. Box 152
Toronto, Ontario
M5H 2Y4

T:      416-361-3562
F:      416-603-8565

Investor Relations

Patrick Evans
President and CEO
T:      416-361-3562
F:      416-603-8565
E:      info@mountainprovince.com
www.mountainprovince.com

Registrar & Transfer Agent

Computershare Investor Services
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
T:    416-263-9200
F:    888-453-0330
E:    service@computershare.com

Auditors

KPMG LLP
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5

 Legal Counsel

Fraser Milner Casgrain LLP
77 King Street West
Suite 400, P.O. Box 42
Toronto Dominion Centre
Toronto, Ontario
M5K OA1

Officers and Directors

Jonathan Comerford, MBA
Chairman

Patrick Evans
President, CEO and Director

Jennifer Dawson
CFO and Corporate Secretary

D.H.W. Dobson, CA
Director

Elizabeth Kirkwood
Director

Peeyush Varshney, LL.B
Director

Carl G. Verley, B.Sc., P.Geo.
Director

David Whittle, CA
Director